Michael M Guadagno Work History
Board Member, ChoiceTrade Holdings
2014 – Present
*ChoiceTrade is an online broker-dealer registered with the Securities and Exchange
Commission since 2000. Implementing new technologies across the digital financial universe.*

In addition to being a Board Member, Michael is an independent investor.